UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Barnes & Noble Education, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06777U101
(CUSIP Number)

September 18, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outerbridge Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,580

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,580

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,580

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outerbridge Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [_] (b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,580

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,580

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,580

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outerbridge GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,580

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,580

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,580

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC

CUSIP No.	06777U101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rory Wallace

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,580

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,580

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,580

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	06777U101

Item 1.	(a).	Name of Issuer:

Barnes & Noble Education, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

120 Mountain View Blvd.
Basking Ridge, New Jersey 07920

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Outerbridge Capital Management, LLC – Delaware Outerbridge Master Fund LP – Cayman Islands
Outerbridge GP, LLC – Delaware
Rory Wallace – U.S.A.

Outerbridge Capital Management, LLC, Outerbridge GP, LLC and Rory Wallace: 767 Third Avenue, 11th Floor New York, New York 10017
United States of America Outerbridge Master Fund LP: c/o Ogier Global (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9009 Cayman Islands

	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e).	CUSIP Number:

06777U101

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Outerbridge Capital Management, LLC – 5,861,580
Outerbridge Master Fund LP – 5,861,580
Outerbridge GP, LLC – 5,861,580
Rory Wallace – 5,861,580

(b)	Percent of class:

Outerbridge Capital Management, LLC – 12.3%
Outerbridge Master Fund LP – 12.3%
Outerbridge GP, LLC – 12.3%
Rory Wallace – 12.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Outerbridge Capital Management, LLC – 0
Outerbridge Master Fund LP – 0
Outerbridge GP, LLC – 0
Rory Wallace – 0

(ii) Shared power to vote or to direct the vote

Outerbridge Capital Management, LLC – 5,861,580
Outerbridge Master Fund LP – 5,861,580
Outerbridge GP, LLC – 5,861,580
Rory Wallace – 5,861,580

(iii) Sole power to dispose or to direct the disposition of

Outerbridge Capital Management, LLC – 0
Outerbridge Master Fund LP – 0
Outerbridge GP, LLC – 0
Rory Wallace – 0

(iv) Shared power to dispose or to direct the disposition of

Outerbridge Capital Management, LLC – 5,861,580
Outerbridge Master Fund LP – 5,861,580
Outerbridge GP, LLC – 5,861,580
Rory Wallace – 5,861,580

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2019
(Date)

Outerbridge Capital Management, LLC*

By: /s/ Rory Wallace
(Signature)

Managing Member
(Name/Title) Outerbridge Master Fund LP*

By: /s/ Rory Wallace
(Signature)

Managing Member of its General Partner
(Name/Title)

Outerbridge GP, LLC*

By: /s/ Rory Wallace
(Signature)

Managing Member
(Name/Title) Rory Wallace*
/s/ Rory Wallace
(Signature)

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons’ pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 1 to Schedule 13G dated September 24, 2019 relating to the Common Stock, par value $0.01 per share of Barnes & Noble Education, Inc. shall be filed on behalf of the undersigned.

September 24, 2019
(Date)

Outerbridge Capital Management, LLC

By: /s/ Rory Wallace
(Signature)

Managing Member
(Name/Title) Outerbridge Master Fund LP

By: /s/ Rory Wallace
(Signature)

Managing Member of its General Partner
(Name/Title)

Outerbridge GP, LLC

By: /s/ Rory Wallace
(Signature)

Managing Member
(Name/Title) Rory Wallace
/s/ Rory Wallace
(Signature)

Exhibit B

Rory Wallace has beneficial ownership by virtue of his role as control person of Outerbridge Capital Management, LLC.